September 11, 2014

VIA EDGAR

United States Securities and Exchange Commission

Attn: Ms. Linda Cvrkel

Branch Chief, Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	SORL Auto Parts, Inc.

Form 10-K for the year ended December 31, 2013

Filed March 31, 2014

Form 10-Q for the quarter ended March 31, 2014

Filed May 15, 2014

File No. 000-11991

Dear Ms. Cvrkel:

In connection with the letter of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filing, SORL Auto Parts, Inc. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the year ended December 31, 2013 (the “2013 10-K”) and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 (the “2014 Q1 10-Q”);

•	comments of the staff of the Securities and Exchange Commission (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2013 10-K and 2014 Q1 10-Q; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SORL Auto Parts, Inc.

By:	/s/ Zong Yun Zhou
Name:	Zong Yun Zhou
Title:	Chief Financial Officer

cc: Heath D. Linsky

Morris, Manning & Martin, LLP